Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.749.1301

SimonJ@gtlaw.com

January 27, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Katherine Wray, Attorney-Advisor

Re:	SCG Financial Acquisition Corp. Amendment No. 1 to Registration Statements on Form S-1 Filed December 13, 2013 File No. 333-192844

Dear Ms. Wray:

RMG Networks Holding Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (the “Amendment”) to its Registration Statement on Form S-1 originally filed on December 13, 2013 (File No. 333-192844). On behalf of the Company, we hereby respond to the comments of the staff of the Commission contained in its letter dated January 7, 2014. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response.

Management, page 57

General

1.

Prior to requesting acceleration of effectiveness of your registration statement, please update your executive compensation disclosure pursuant to Item 402 of Regulation S-K to reflect your recently-completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

The Company has updated the executive compensation disclosure in the Amendment in response to the staff’s comment.

Principal and Selling Securityholders, page 66

2.

Your registration statement purports to register the resale offering of up to 150,000 shares of common stock, but the table on page 67 indicates that up to 2,533,333 shares are being offered for resale. Please reconcile these inconsistent disclosures.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM
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RESPONSE:

The Company has corrected the principal and selling securityholder table so that it is consistent with the number of shares of common stock being registered for resale (which has been revised in the Amendment to 447,261 shares).

3.

In addition, disclosure on page 66 indicates that Comvest Capital II, L.P. and its affiliated entities are the sole selling securityholders in the offering. The selling securityholder table, however, identifies three selling securityholders in addition to Comvest Capital II, L.P. and there is no suggestion that the other selling securityholders are affiliated with Comvest. Please revise or advise.

RESPONSE:

The Company has corrected the principal and selling securityholder table in response to the Staff’s comment.

4.

Please advise whether any of the selling stockholders are affiliates of broker-dealers. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

RESPONSE:

The Company supplementally advises the Staff that, based on representations made to the Company by the selling stockholders, none of the selling stockholders are affiliates of broker-dealers.

Exhibits

5.	Please revise to provide the interactive data file required by Item 601(b)(101) of Regulation S-K.

RESPONSE:

The Company has included the applicable interactive data files with the Amendment.

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Please do not hesitate to call me (703) 749-1386 should you have any questions regarding the Amendments or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon